THE YOGI MOVIE, LLC

Unaudited Financial Statements For the Years Ended December 31, 2022 and 2021

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Yogi Movie, LLC
San Francisco, CA

We have reviewed the accompanying financial statements of The Yogi Movie, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

We are required to be independent of The Yogi Movie, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Plano, TX
March 31, 2023

6301 Preston Rd Suite 700
Plano, TX 75024
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

THE YOGI MOVIE, LLC
BALANCE SHEET
DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash	$ -	$ -
TOTAL CURRENT ASSETS	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accrued Expense	936	-
TOTAL CURRENT LIABILITIES	936	-
TOTAL LIABILITIES	936	-
MEMBERS' EQUITY		
Owners' Equity	(9,650)	(7,350)
Net Income	(2,686)	(2,300)
Members' Contributions	11,400	9,650
TOTAL MEMBERS' EQUITY	(936)	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

THE YOGI MOVIE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Operating Expense		
Legal & Professional	1,750	1,500
	1,750	1,500
Net Loss from Operations	(1,750)	(1,500)
Other Expense		
State Taxes	(936)	(800)
Net Loss	$ (2,686)	$ (2,300)

THE YOGI MOVIE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Cash Flows From Operating Activities		
Net Loss For The Period	$ (2,686)	$ (2,300)
Change in Accrued Expense	936	-
Net Cash Flows From Operating Activities	(1,750)	(2,300)
Cash Flows From Financing Activities		
Equity Based Compensation	1,750	2,300
Net Cash Flows From Financing Activities	1,750	2,300
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	-	-
Cash at End of Period	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

THE YOGI MOVIE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Members' Contributions	Owners' Equity	Total Members' Equity
Balance at December 31, 2020	$ 7,350	$ (4,950)	$ -
Members' Contributions	2,300		2,300
Net Loss		-	(2,300)
Balance at December 31, 2021	$ 9,650	$ (4,950)	$ -
Members' Contributions	1,750		1,750
Net Loss		-	(2,686)
Balance at December 31, 2022	$ 11,400	$ (4,950)	$ (936)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

The Yogi Movie, LLC ("the Company") is a limited-liability company organized under the laws of California. The Company intends to produce a movie known as the "The Yogi Trademark".

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, allowance for doubtful accounts.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of California.

NOTE C- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with marketability of a single product (film).

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 31, 2023, the date that the financial statements were available to be issued.